EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
		2013	2013
ASSETS	Note
Current Assets
Cash and cash equivalents		19,300,061	13,346,760
Trade and other receivables		4,981,555	3,523,938
Other current assets		149,890	112,242

Total Current Assets		24,431,506	16,982,940

Non-Current Assets
Plant and equipment		47,644	46,893
Other non-current assets		43,988	43,988

Total Non-Current Assets		91,632	90,881

Total Assets		24,523,138	17,073,821

LIABILITIES
Current Liabilities
Trade and other payables		3,051,461	1,775,666
Other financial liabilities	14	1,220,922	870,801
Provisions		418,732	419,176
Unearned income		39,949	33,332

Total Current Liabilities		4,731,064	3,098,975

Non-Current Liabilities
Provisions		706	133

Total Non-Current Liabilities		706	133

Total Liabilities		4,731,770	3,099,108

Net Assets		19,791,368	13,974,713

Equity
Issued and unissued capital	7	116,095,229	101,379,111
Reserves	8	9,555,854	10,526,925
Accumulated losses		(105,859,715)	(97,931,323)

Total Equity		19,791,368	13,974,713

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2013	2012
Revenue from ordinary activities	4	189,588	39,577

Other income	4	1,460,480	2,265,883
Intellectual property expenses		(215,610)	(145,211)
Auditor and accounting expenses		(26,609)	(57,026)
Research and development expenses	5	(6,849,527)	(3,982,589)
Corporate personnel expenses		(1,366,622)	(1,512,054)
Depreciation expenses		(11,967)	(12,539)
Other expenses		(724,816)	(648,878)
Travel expenses		(179,453)	(68,529)
Public relations and marketing expenses		(126,459)	(59,459)
Foreign exchange (loss) gain		235,697	(75,661)
Loss on fair valuation of financial liabilities		(313,094)	(75,835)

Loss for the period		(7,928,392)	(4,332,321)

Total comprehensive loss for the period		(7,928,392)	(4,332,321)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic and diluted loss per share (cents per share)	9	(1.97)	(1.36)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2013	2012
Cash Flows related to Operating Activities
Payments to suppliers and employees	(7,631,115)	(4,647,055)
Interest received	193,141	39,309
Michael J Fox Foundation Grant	-	56,266
Other grants	2,500	3,000

Net Operating Cash Flows	(7,435,475)	(4,548,480)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(12,718)	(10,255)

Net Investing Cash Flows	(12,718)	(10,255)

Cash Flows related to Financing Activities
Proceeds from issue of securities	13,643,123	7,997,768
Transaction costs relating to equity issuances	(557,802)	(500,708)
Proceeds from borrowings	-	342,923

Net Financing Cash Flows	13,085,321	7,839,983

Net increase in cash and cash equivalents	5,637,128	3,281,248

Cash and cash equivalents at the beginning of reporting period	13,346,760	5,636,469

Effects of exchange rate changes on cash and cash equivalents	316,173	(75,640)

Cash and cash equivalents at the end of reporting period	19,300,061	8,842,077

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
As at July 1, 2012	86,134,077	9,633,451	(90,144,081)	5,623,447

Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,997,768	-	-	7,997,768
Options issued	-	665,351	-	665,351
Equity to be issued	11,550	-	-	11,550
Transaction costs	(500,708)	-	-	(500,708)
	7,508,610	665,351	-	8,173,961

Loss for the period	-	-	(4,332,321)	(4,332,321)
Total comprehensive loss for the period	-	-	(4,332,321)	(4,332,321)

As at December 31, 2012	93,642,687	10,298,802	(94,476,402)	9,465,087

Transactions with owners in their capacity as owners:
Shares issued gross of costs	8,263,041	-	-	8,263,041
Options issued	-	228,123	-	228,123
Equity to be issued	(11,550)	-	-	(11,550)
Transaction costs	(515,067)	-	-	(515,067)
	7,736,424	228,123	-	7,964,547

Loss for the period	-	-	(3,454,921)	(3,454,921)
Total comprehensive loss for the period	-	-	(3,454,921)	(3,454,921)

As at June 30, 2013	101,379,111	10,526,925	(97,931,323)	13,974,713

Transactions with owners in their capacity as owners:
Shares issued gross of costs	10,488,322	-	-	10,488,322
Options exercised	4,743,248	(1,588,447)	-	3,154,801
Options issued	-	617,376	-	617,376
Equity to be issued	42,350	-	-	42,350
Transaction costs	(557,802)	-	-	(557,802)
	14,716,118	(971,071)	-	13,745,047

Loss for the period	-	-	(7,928,392)	(7,928,392)
Total comprehensive loss for the period	-	-	(7,928,392)	(7,928,392)

As at December 31, 2013	116,095,229	9,555,854	(105,859,715)	19,791,368

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation

This general purpose financial report for the interim half year reporting period ended December 31, 2013 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and IAS 34.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2013 and any public announcements made by Prana Biotechnology Limited (“the Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Company was authorized for issue by the Board of Directors on February 26, 2014.

Accounting Policies
The Company had to change some of its accounting policies as the result of new or revised accounting standards which became effective for the annual reporting period commencing on July 1, 2013.

The affected policies and standards are:

•	Accounting for employee benefits – revised IAS 19 Employee Benefits
•	IFRS 13 Fair Value Measurement

IAS 19
The adoption of the revised IAS 19 Employee Benefits resulted in changes to the entity’s accounting policy which significantly affected items recognised in the consolidated financial statements:

The revised standard has also changed the accounting for the Company’s annual leave obligations. As the Company does not expect all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are now classified as long-term employee benefits in their entirety.  This revision affects the measurement of these obligations, as the obligations are now measured on a discounted basis.  The impact of this change was immaterial therefore the Company did not change the measurement of these obligations.

IFRS 13
IFRS 13 defines and sets out a framework for measuring fair value and aims to enhance fair value disclosures. In substance, IFRS 13 codifies many of the existing fair value practices but may in certain instances result in a change to fair values. The new guidance will also increase financial statement disclosure at both the half and full years.

There are a number of new principles that could result in a change to the fair value measurement of assets and liabilities. These include:

•	inclusion of counter party or own credit risk in fair value measurement for derivative assets, derivative liabilities and debt at fair value
•	confirming the accounting policy for determining fair value for instruments with a bid/ask spread

IFRS 13 also introduces extensive disclosure requirements for financial and non-financial instruments, including disclosures about:

•	valuation techniques and inputs used to develop both recurring and non-recurring measurements of assets and liabilities carried at fair value after initial recognition;

•
for recurring and non-recurring fair value measurements at period end, the level in which they are categorised in the fair value hierarchy – this includes non-financial assets held at fair value, such as investment property

All other accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2013.

Going Concern
The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the six months ended December 31, 2013, the Company incurred an operating loss of A$7,928,392, compared to an operating loss of A$4,332,321 during the six months ended December 31, 2012.  As at December 31, 2013, the Company’s net assets stood at A$19,791,368, compared to A$13,974,713 at June 30, 2013.  The Company’s cash position has increased to A$19,300,061 at December 31, 2013 from A$13,346,760 at June 30, 2013.

Since the end of the reporting period to the time the consolidated financial statements were authorized for issue, 6,128,900 unlisted options due to expire on March 24, 2015 were exercised for consideration of A$0.225 per share.  A further 50,000 unlisted options due to expire on March 20, 2017 were exercised for consideration of A$0.25 per share.  The options were exercised into ordinary shares resulting in A$1,391,503 received by the Company to fund operations.  In addition, since the end of the reporting period, the Company received payment of A$4.09 million from the Australian Tax Office in respect of its 2013 R&D claim.  This amount was recorded as a Trade Receivable at December 31, 2013.

Cash on hand at December 31, 2013 plus subsequent capital inflows are considered sufficient to meet the Group's forecast cash outflows for at least 12 months from the date of this report.  While there is an inherent uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Company will be able to maintain sufficient cash reserves through a range of options, including:

•
The Company has an existing "at the market” (ATM) facility through which it can raise additional funds of up to US$48.73 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in May, 2011, and amended in August 2013 has been a successful source of raising funds.  As at the date of this report the Group sold 5,930,704 of its ADRs for aggregate gross proceeds of approximately A$17.59 million (US$16.99 million).

•
The Company has on issue a total of 20,090,218 unlisted, unexercised options.  The options have exercise prices ranging from nil to A$1.12.  If all unlisted options were exercised, the Company would receive consideration of A$7.4 million in total.

•	In addition, the Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

On this basis, the Directors are satisfied that the Company is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at December 31, 2013.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Company not continue as a going concern.

R&D Tax Incentives
The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The new provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011.  A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million.  Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the six month period to December 31, 2013 the Company has recorded an item in other income of A$1.45 million compared to an amount of A$2.19 million recorded for the six month period to December 31, 2012.

Note 2:  Dividends

The Company resolved not to declare any dividends for the period ended December 31, 2013.

Note 3:  Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4:  Revenue and other Income

	Six months ended December 31,
	2013	2012
Other revenue
Interest	189,588	39,577

Total revenue	189,588	39,577
Other income
R&D Tax Concession	1,457,980	2,190,054
Michael J Fox Foundation and other grants	2,500	75,829

Total other income	1,460,480	2,265,883

Note 5:  Research and Development

		Six months ended December 31,
	Note	2013	2012
Research and development expenses

Personnel expenses related to research and development	(a)	531,884	236,415
Research and development expenses	(b)	6,317,643	3,746,174

Total research and development expenses		6,849,527	3,982,589

(a)	Personnel expenses related to research and development consist of expenses paid for wages of employees and consultants engaged by the Company to conduct research and development activities.
(b)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6:  Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7:  Contributed Equity

		As at
		December 31, 2013		June 30, 2013
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	416,481,096	113,393,585	381,610,426	98,677,467
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			116,095,229		101,379,111

(a) Fully paid ordinary shares

At the beginning of reporting period	381,610,426	98,677,467	297,980,818	83,432,433
Shares issued	22,256,780	10,530,672	83,629,608	16,260,809
Shares issued upon exercise of options	12,613,890	4,743,248	-	-
Transaction costs relating to share issues	-	(557,802)	-	(1,015,775)
At the end of reporting period	416,481,096	113,393,585	381,610,426	98,677,467

(b) Options for fully paid ordinary shares

At the beginning of reporting period	-	2,701,644	-	2,701,644
At the end of reporting period	-	2,701,644	-	2,701,644

Note 8:  Reserves

		As at
		December 31, 2013		June 30, 2013
	Note	No.	$	No.	$
Options for fully paid ordinary shares	(a)	25,356,721	7,586,857	35,544,121	8,557,928
Options for ADRs	(b)	-	1,515,434	-	1,515,434
Warrants for ADRs (1 ADR = 10 ordinary shares)		612,397	453,563	612,397	453,563
Total Share-Based Payments		25,969,118	9,555,854	36,156,518	10,526,925

(a) Options over fully paid ordinary shares

At the beginning of reporting period		35,544,121	8,557,928	28,360,328	7,664,454
Options issued during the period	(i)	2,426,490	617,376	10,683,793	893,474
Exercise of options	(ii)	(12,613,890)	(1,588,447)	-	-
Expiration of options	(iii)	-	-	(3,500,000)	-
At reporting date		25,356,721	7,586,857	35,544,121	8,557,928

(i) Options issued during the period

December 31, 2013	Details	Number	Option fair value $	$
August 5, 2013	Issued to consultants (1)	306,490	0.18	54,016
October 2, 2013	Issued to consultants (2)	360,000	0.22	77,847
October 25, 2013	Issued to consultants (3)	200,000	0.16	32,060
November 4, 2013	Issued to consultants (4)	200,000	0.23	45,087
November 4, 2013	Issued to key management personnel (4)	160,000	0.23	36,070
December 12, 2013	Issued to consultants (5)	1,200,000	0.31	372,296
		2,426,490		617,376

June 30, 2013	Details	Number	Option fair value $	$
December 12, 2012	Issued to directors and key management personnel (6)	9,000,000	0.07	665,350
June 26, 2013	Issued to employees (7)	641,923	0.14	86,969
June 26, 2013	Issued to consultants (7)	1,041,870	0.14	141,155
		10,683,793		893,474

(ii) Exercise of options

December 31, 2013	Details	Number	Exercise Price$	$
August 26, 2013	Exercise of options (8)	(286,625)	-	(35,666)
August 26, 2013	Exercise of options (9)	(10,000,000)	0.30	(857,143)
August 26, 2013	Exercise of options (10)	(150,000)	0.25	(14,640)
October 3, 2013	Exercise of options (8)	(722,418)	-	(300,404)
October 25, 2013	Exercise of options (8)	(277,478)	-	(39,290)
November 4, 2013	Exercise of options (8)	(722,419)	-	(300,405)
November 25, 2013	Exercise of options (6)	(200,000)	0.33	(14,786)
December 12, 2013	Exercise of options (10)	(73,200)	0.25	(7,144)
December 20, 2013	Exercise of options (8)	(81,750)	-	(11,576)
December 20, 2013	Exercise of options (6)	(100,000)	0.33	(7,393)
		(12,613,890)		(1,588,447)

(iii) Expiration of options

June 30, 2013	Details	Number	$
September 23, 2012	Expired, unexercised, September 23, 2012 (11)	(3,500,000)	-
		(3,500,000)	-

		As at
		December 31, 2013		June 30, 2013
	Note	No.	$	No.	$
(b) Options over ADRs

At the beginning of reporting period		-	1,515,434	380,000	1,515,434
Expired options, unexercised	(i)	-	-	(380,000)	-
At reporting date		-	1,515,434	-	1,515,434

(i) Expiration of options

June 30, 2013	Details	Number	$
December 17, 2012	Expired, unexercised, December 17, 2012 (12)	(380,000)	-
		(380,000)	-

(1)	Options exercisable at $0.66 on or before August 4, 2018;
(2)	Options exercisable at $0.66 on or before October 1, 2018;
(3)	Options exercisable at $0.61 on or before October 24, 2018;
(4)	Options exercisable at $0.73 on or before November 3, 2018;
(5)	Options exercisable at $1.04 on or before December 11, 2018;
(6)	Options exercisable at $0.33 on or before December 13, 2017;
(7)	Options exercisable at $0.37 on or before June 25, 2018;
(8)	Options exercisable at $nil on or before August 7, 2014 with a share price hurdle of $0.40 for 5 consecutive trading days.
(9)	Options exercisable at $0.30 on or before September 11, 2013;
(10)	Options exercisable at $0.25 on or before March 20, 2017;
(11)	Options exercisable at $0.30 on or before September 23, 2012;
(12)	Options exercisable at US$5.00 on or before December 17, 2012.

		As at
		December 31, 2013		June 30, 2013
	Note	No.	$	No.	$
(c) Options over Warrants

At the beginning of reporting period		-	453,563	-	453,563
At the beginning of reporting period	(1)	612,397	-	612,397	-
At reporting date		612,397	453,563	612,397	453,563

(1)	Warrants exercisable at A$0.17 on or before 25 February 2016.

Note 9:  Loss per Share

	As at
	December 31, 2013	December 31, 2012
Basic loss per share (cents) (a)	(1.97)	(1.36)
Diluted loss per share (cents) (b)	(1.97)	(1.36)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(7,928,392)	(4,332,321)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	403,039,013	319,088,732

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore all the options have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10:  Net Tangible Assets

	As at
	December 31, 2013	June 30, 2013
Net Tangible Assets	$19,791,368	$13,974,713
No. of Shares	416,481,096	381,610,426

Net Tangible Assets per share (cents)	4.75	3.66

Note 11:  Cash Flow Reconciliation

	As at
	December 31, 2013	December 31, 2012
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(7,928,392)	(4,332,321)

Add back depreciation expense	11,967	12,539
Add back loss on fair value of financial liabilities	350,121	75,835
Add back share based payments expense	659,727	677,051
(Gain) on sale of plant & equipment	-	(150)
Increase in provisions	129	65,789
(Increase) in accounts receivable	(1,457,617)	(2,233,724)
(Increase) in other current assets	(37,648)	(32,588)
Increase in accounts payable	1,275,795	1,160,012
Increase (decrease) in other current liabilities	6,617	(16,563)
Add back loss (gain) from foreign exchange	(316,174)	75,640
Net Operating Cash Flows	(7,435,475)	(4,548,480)

	As at
	December 31, 2013	31 December, 2012
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$19,300,061	$13,346,760

Note 12:  Events Subsequent to Reporting Date

Post December 31, 2013, 6,128,900 unlisted options due to expire on March 24, 2015 were exercised for consideration of A$0.225 per share.  A further 50,000 unlisted options due to expire on March 20, 2017 were exercised for consideration of A$0.25 per share.  The options were exercised into ordinary shares resulting in A$1,391,503 received by the Company to fund operations.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Note 13 – Related Party Transactions

There has been no significant change in related party transactions since the last annual reporting date.

Note 14 – Financial Liabilities

		December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
	Note	No.	No.	$	$
Current
Convertible Promissory Note	(a)	-	-	839,667	802,641
Warrants over ordinary shares	(b)	612,397	612,397	381,255	68,160

				1,220,922	870,801

(a)	Convertible Promissory Note

In the Financial Year ended June 30, 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a grant of up to US$700,000, receivable in two instalments of US$350,000.   As at December 31, 2013 both instalments totalling US$700,000 had been received.  As a condition to receiving the grant and on execution of the agreement, the Company executed a Convertible Promissory Note in the amount of the first instalment.  The Company increased the Convertible Promissory in the amount of the second instalment following receipt of the second instalment in the Financial Year ended June 30, 2013.  This Convertible Promissory Note will govern the terms of repayment of the grant or the conversion into ordinary shares of the   Company .  Further, as a condition to receiving the grant, on receipt of the first instalment, the  Company issued a warrant to ADDF to purchase ordinary shares of the Company.

The Convertible Promissory Note is classified as a financial liability in accordance with IAS 132 and IAS 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

Interest Payable -	Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.

Maturity -	All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.

Note holder conversion -
Upon the Company closing an equity financing of at least US$1M, excluding the principal amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

Company conversion -
If, at any time, any unpaid principal, together with any unpaid and accrued interest, is due and payable by the Company  to the Note holder in cash and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

(b)	Warrants to purchase ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 of received during the financial year ended June 30, 2011. The warrants are exercisable into Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per share.

Under IAS 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the warrants issued to ADDF are measured at fair value on the Consolidated Statement of Financial Position.  At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Consolidated Statement of Comprehensive Income.

Note 15 – Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Consolidated Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.  The fair value hierarchy consist of the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Company’s assets and liabilities except for other financial liabilities had their fair value determined using the fair value hierarchy.  Other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) were classified as a level 2 instrument.  The value of the loss in the current and previous reporting period recognised from revaluing the liability was $313,094 (2012: $75,835).  This amount was included in loss on fair valuation of financial liabilities in the Consolidated Statement of Comprehensive Income.  No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval.  For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2013.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  In early August 2003, our lead Metal Protein Attenuating Compound (MPAC) PBT2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2013.

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Highlights For The Six Months Ended December 31, 2013

By the end of the calendar year 2013, Prana completed dosing across its two Phase II trials with our lead Metal Protein Attenuating Compound (MPAC), PBT2.  In July 2013, we announced the successful completion of the Reach2HD study in mild to mid-stage Huntington’s Disease patients with 95% of participants completing the scheduled six months of treatment.  The study will assess safety and tolerability of PBT2 together with cognitive, motor, behavioral and functional changes in HD patients. A small sub-study within Reach2HD will explore the effects of PBT2 on brain metal iron mapping using Magnetic Resonance Imaging (MRI). In addition, possible biomarkers of Huntington’s Disease will be assessed from plasma and urine samples.  This study is the first clinical trial with PBT2 in this patient population.  Throughout the trial, the Data Safety Monitoring Board - an independent group of experts who review the accumulated safety data in - met on five occasions and determined that the trial continue without any changes to the study protocol. The results  were released on February 18, 2014.

In December 2013, we announced the successful completion of the ‘IMAGINE’ trial, a 12 month study in patients with prodromal or mild Alzheimer’s Disease (AD).  The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation (ADDF).  The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. Notably the screening intake criterion required patients to have a required level of amyloid deposition prior to entering the trial as measured by PET.  The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB) and functional endpoints as assessed by the Alzheimer Disease Cooperative Study-Activities of Daily Living Scale (ADCS –ADL). The results for the IMAGINE trial are expected to be released in first quarter 2014.  As per the Reach2HD study, there was a 95% retention rate and no requirement by the DSMB to change the study protocol.

On completion of the twelve month IMAGINE study, patients were invited to continue on an open label 12 month extension study, ‘IMAGINE-Ext’.  All patients in the extension study, whether originally assigned placebo or 250mg per day PBT2, will receive 250mg PBT2 per day.  At the end of the extension study all participants will have a PET scan to determine the amyloid burden, brain activity and volumetric changes through MRI. In addition, cognitive and functional measures will be assessed. Accordingly this trial will permit long term effects with PBT2 administration over either 24 or 12 months to be studied. As of December 2013, 83% of patients completing the IMAGINE study moved onto IMAGINE–Ext.

We believe that an indication of the growing interest in Prana’s novel therapeutic approach in neurodegenerative disease, was the naming of PBT2 as one of the ‘Top 10 Neuroscience Projects to Watch’ by Elsevier Business Intelligence in September 2013.

Prana’s lead MPAC for Parkinson’s Disease and other movement disorders, PBT434 was the subject of a £150,000 grant by the Parkinson’s UK (formerly Parkinson’s Disease Society) to the University of Leeds.  The University of Leeds will collaborate with Florey Institute of Neuroscience and Mental Health in Melbourne to further investigate the mechanisms of action of PBT434 that underpins its potential as a therapeutic agent.

In October 2013, Prana scientist, Assoc. Professor Paul Adlard, published a paper entitled, “A Novel Approach to Rapidly Prevent Age-Related Cognitive Decline” in the journal Aging Cell.  Previously we have reported the positive effects of PBT2 on increasing neuronal number, synaptic density and the up regulation of critical markers of synaptic function and plasticity in transgenic animal models of Alzheimer’s Disease. In this new body of work PBT2 was administered to aged and cognitively impaired mice and was shown to improve their cognitive performance as well as increase the number of neurons and synaptic density and function in a manner similar to the transgenic Alzheimer’s mice. The significance in these findings is that they point to the need for a disease modifying therapeutic to address neuronal health and synaptic function that are impaired in the disease state, in addition to reducing underlying A-Beta burden and tau protein pathology.

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Six Months Ended December 31, 2013 Compared to Six Months Ended December 31, 2012

Revenue

Revenue, consisting of interest income, increased to A$189,588 for the six months ended December 31, 2013 from A$39,577 for the six months ended December 31, 2012, an increase of A$150,011, or 379.04%.  The increase in interest income is primarily attributable to an increase in cash and cash equivalents held during the six months ended December 31, 2013.

Other Income

We had other income of A$1,460,480 for the six months ended December 31, 2013 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive that was introduced on July 1, 2011.  The research and development tax refund relates to the 2013 and 2014 financial years.  We had other income of A$2,265,883 for the six months ended December 31, 2012 relating to eligible research and development tax refunds for the 2012 and 2013 financial years.

Research and development expenses

Research and development expenses increased to A$6,849,527 for the six months ended December 31, 2013 from A$3,982,589 for the six months ended December 31, 2012, an increase of A$2,866,938, or 71.99%.  The increase in research and development expenses in the six months ending December 31, 2013 was primarily due to the IMAGINE trial (Phase II imaging study in Alzheimer’s patients) being fully recruited with full patient and site costs being incurred during the reporting period.  In addition, scale up manufacture of PBT2 was initiated during the reporting period with site, patient and milestone costs being incurred for the Reach2HD study.

Corporate personnel expenses

Corporate personnel expenses decreased to A$1,366,622 for the six months ended December 31, 2013 from A$1,512,054 for the six months ended December 31, 2012, a decrease of A$145,432 or 9.62%.  The decrease in personnel expenses is primarily attributable to the issue of options to directors and key management personnel in December 2013 with an accounting value of A$329,015 compared to the issue of options to directors and key management personnel in December 2012 with an accounting value of A$665,351.  The variance in options issues was offset by an increase in personnel expenses in December 2013 due to the commencement of employment of  two additional personnel in the current reporting period.

Intellectual property expenses

Intellectual property expenses increased to A$215,610 for the six months ended December 31, 2013 from A$145,211 for the six months ended December 31, 2012, an increase of A$70,399, or 48.48%.  The increase in intellectual property expenses for the six months ending December 31, 2013 was primarily due to timing of when invoices were paid and increased annuity costs for the patent portfolio.

Auditor and accounting expenses

Audit and accounting expenses decreased to A$26,609 for the six months ended December 31, 2013 from A$57,026 for the six months ended December 31, 2012, a decrease of A$30,417, or 53.34%.  The decrease in auditor and accounting expenses in the six months ended December 31, 2013 was primarily attributable to decreased costs for services provided in connection with the filings of our registrations statements with the Securities and Exchange Commission in 2013.

Travel expenses

Travel expenses increased to A$179,453 for the six months ended December 31, 2013 from A$68,529 for the six months ended December 31, 2012, an increase of A$110,924, or 161.86%.  The increase in travel expenses is primarily attributable to increased overseas travel by executives and consultants for company business meetings.

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Public relations and marketing expenses

Public relations and marketing expenses increased to A$126,459 for the six months ended December 31, 2013 from A$59,459 for the six months ended December 31, 2012, an increase of A$67,000, or 112.68%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The increase in public relations and marketing expenses in the 2013 period is primarily attributable to an increased number of public announcements regarding the Company’s research and development activities.

Depreciation expense

Depreciation expense decreased to A$11,967 for the six months ended December 31, 2013 from A$12,539 for the six months ended December 31, 2012, a decrease of A$572, or 4.56%.  The decrease in depreciation expenses in the six months ended December 31, 2013 is primarily attributable to the continued depreciation of existing equipment and a reduced level of additional investment in new equipment.  Additional computer equipment in the aggregate amount of A$12,717 was purchased during the six months ended December 31, 2013, compared to A$10,255 in the six months ended December 31, 2012.

Other expenses

Other expenses from ordinary activities increased to A$724,816 for the six months ended December 31, 2013 from A$648,878 for the six months ended December 31, 2012, an increase of A$75,938, or 11.70%.  The increase is primarily attributable to an increase in recruitment costs associated with the Company’s personnel.  In addition, there was an increase in insurance costs associated with the Company’s D&O policy and increased costs associated with the Company’s participation in additional R&D conferences in the current reporting period.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$235,697 for the six months ended December 31, 2013 compared to a foreign exchange loss of A$75,661 for the six months ended December 31, 2012.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2013 period, the Australian dollar depreciated against the U.S. dollar by 15.00% and in the 2012 period, the Australian dollar appreciated against the U.S. dollar by 1.98%.  The gain recorded in the 2013 period was due to an increase in cash that the Company held in foreign currency resulting for the receipt of funds in U.S. dollars as part of the Company raising funds under it ATM facility.  The appreciation of the U.S. dollar against the Australian dollar had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.  The loss recorded in the 2012 period was due to the depreciation of the U.S. dollar against the Australian dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.

Gain (loss) on fair valuation of financial liabilities

We recorded a loss on fair value of financial liabilities of A$313,094 for the six months ended December 31, 2013 compared to a loss on fair value of financial liabilities of A$75,835 for the six months ended December 31, 2012.  The loss in 2013 and in 2012 are attributable to the change in value of warrants purchase 612,397 of our  ordinary shares to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 that we received from the ADDF during the 2011 fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes that inflation has had no material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

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Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2013 our accumulated deficit totaled A$105,859,715.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  Please see our Annual Report on Form 20-F for a discussion of our financing efforts prior to June 30, 2013.

In August 2013, we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended At-The-Market Issuance Sales Agreement with MLV dated August 30, 2013.

In August 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share.  The options were exercised into ordinary shares resulting in A$3 million received by the Company to fund operations.

Since the end of the reporting period to the time the consolidated financial statements were authorized for issue, 6,128,900 unlisted options due to expire on March 24, 2015 were exercised for consideration of A$0.225 per share.  A further 50,000 unlisted options due to expire on March 20, 2017 were exercised for consideration of A$0.25 per share.  The options were exercised into ordinary shares resulting in A$1,391,503 received by the Company to fund operations.

Capital expenditures for the six months ended December 31, 2013 were A$12,717 and capital expenditures for the six months ended December 31, 2012 were A$10,255.  These expenditures were principally for computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years.   Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the half-year ended December 31, 2013, we recorded A$1,175,306 in other income with respect to funds we will receive in relation to the 2014 financial years under the research and development incentive scheme.  In the half-year ended December 31, 2012, we recorded A$2,190,054 in other income with respect to funds we will receive in relation to the 2012 and 2013 financial years under the research and development incentive scheme.

We had A$19,300,061 of cash and cash equivalents at December 31, 2013, compared to A$13,346,760 at June 30, 2013.

Our management believes that the going concern basis of preparation of our consolidated financial statements for the six months ended December 31, 2013 is appropriate given our cash position.

We are also continuing to pursue raising additional funds through alternative funding structures.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology should the need arise to conserve cash.

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Cash Flows

Net cash used in operating activities increased to A$7,435,475 for the six months ended December 31, 2013 from A$4,548,480 for the six months ended December 31, 2012.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The increase in net cash used in the 2013 period was primarily due to payments to clinical trial sites, vendors and consultants to complete enrolment of patients in the IMAGINE and Reach2HD trials and to implement the protocols.

Net cash used in investing activities increased to A$12,718 for the six months ended December 31, 2013 from A$10,255 for the six months ended December 31, 2012.  Cash flows used for investing activities was primarily attributable to payments for the purchase of d equipment in both periods.

Net cash provided by financing activities was A$13,085,321 for the six months ended December 31, 2013 compared to A$7,839,983 for the six months ended December 31, 2012.  Cash flows provided by financing activities for the six months ended December 31, 2013 is attributable to the sale of 2,225,678 ADRs under the At-The-Market Sales facility, or ATM facility, in the six months ended December 31, 2012 and consideration received for the exercise of previously issued options to investors.  Cash flows provided by financing activities for the six months ended December 31, 2012 is attributable to the sale of 1,020,911 ADRs under the At-The-Market Sales facility, or ATM facility, in the six months ended December 31, 2012 and a private placement of our ordinary shares in October 2012.

We realized a foreign exchange gain of A$316,173 for the six months ended December 31, 2013 compared to a foreign exchange loss of A$75,640 for the six months ended December 31, 2012.  In the 2013 and 2012 period, the Australian dollar depreciated against the U.S. dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2013.

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